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Via EDGAR and Email

June 14, 2019

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Texas Pacific Land Trust

DEFA14A filed May 22, 2019

DEFA14A filed May 23, 2019

Response Letter dated June 5, 2019

File No. 1-00737

Dear Ms. Chalk:

On behalf of our client, Texas Pacific Land Trust (the “Trust”), set forth below is our response to the additional comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2019, following the prior comment from the Staff by letter dated May 31, 2019 with respect to the additional definitive soliciting material filed with the Commission on May 22 and May 23, 2019.

The Staff commented:

Your June 5, 2019 did not provide the requested legal analysis regarding your ability to use the previously-solicited proxies for what appears to be a new meeting. According to the Trust’s filings, the meeting has been postponed indefinitely and no new meeting date has been set. Rule 14a-4 limits a party’s ability to use proxies solicited. Please provide your legal analysis of your authority to use proxies solicited for a specific meeting, when that meeting has been postponed (not adjourned) indefinitely, pending resolution of a lawsuit brought by the Trust, which may take years.

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2019

Response:

We acknowledge the Staff’s comment.

As previously disclosed, on May 21, 2019 (and amended on May 22, 2019), the Trust filed a complaint in the United States District Court for the Northern District of Texas in Dallas against Eric L. Oliver, the trustee candidate of SoftVest, L.P., SoftVest Advisors, LLC, ART-FGT Family Partners Limited, Tessler Family Limited Partnership, Allan R. Tessler, Horizon Kinetics LLC, Horizon Asset Management LLC, Kinetics Advisers, LLC, Kinetics Asset Management LLC and Murray Stahl (collectively, the “Dissident Group”) related to the Trust’s special meeting of holders of sub-share certificates (the “Special Meeting”). On May 28, 2019, certain members of the Dissident Group filed its answer to the Trust’s complaint and certain counterclaims.

We have publicly stated the following about this situation in a press release and Form 8-K filed on June 14, 2019 with the Commission:

“[We] are obliged to remind shareholders that the proxy solicitation is suspended while the litigation is pending. The Trust will inform shareholders once the litigation has been resolved. Once the proxy solicitation can resume, the Trust will give notice of a new meeting date and disclose the pertaining meeting procedures, including the treatment of previously solicited proxies and the determination of the record date.”

The Staff’s comment addresses issues that are being litigated in the aforementioned proceeding, and therefore we are not able to fully respond to the Staff’s comment in this response letter at this time. As disclosed, the proxy solicitation for the Special Meeting has been suspended since May 21, 2019. If and when the litigation is resolved and a decision has been made with respect to the proxy solicitation for the Special Meeting, then the Trust will take appropriate action to timely inform the Trust’s shareholders in the interest of investor protection. Any such decision or action will be based on, and responsive to, the facts and circumstances at that time, and among other things, will address the treatment of previously-solicited proxies.

The Staff commented further:

The record date for the May 22, 2019 meeting date (which was to be adjourned until June 6, 2019) was March 28, 2019. Please describe the applicable provisions of the Trust’s governing instruments and applicable state law (if relevant) regarding how the record date is set and how long it remains valid for a meeting which has now been postponed indefinitely. What is the maximum period of time that may elapse between the record date and the date of a shareholders meeting, under the Trust’s governing instruments and state law? If the Trust may be required to set a new record date for the meeting to elect a new trustee when it is ultimately held, how does this impact your analysis of whether previously-solicited proxies may be used by the Trust under the proxy rules or other applicable provisions?

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2019

Response:

We acknowledge the Staff’s comment.

As previously disclosed, on May 21, 2019 (and amended on May 22, 2019), the Trust filed a complaint in the United States District Court for the Northern District of Texas in Dallas against the Dissident Group related to the Special Meeting. On May 28, 2019, certain members of the Dissident Group filed its answer to the Trust’s complaint and certain counterclaims.

We have publicly stated the following about this situation in a press release and Form 8-K filed on June 14, 2019 with the Commission:

“[We] are obliged to remind shareholders that the proxy solicitation is suspended while the litigation is pending. The Trust will inform shareholders once the litigation has been resolved. Once the proxy solicitation can resume, the Trust will give notice of a new meeting date and disclose the pertaining meeting procedures, including the treatment of previously solicited proxies and the determination of the record date.”

The Staff’s comment addresses issues that are being litigated in the aforementioned proceeding, and therefore we are not able to fully respond to the Staff’s comment in this response letter at this time. As disclosed, the proxy solicitation for the Special Meeting has been suspended since May 21, 2019. If and when the litigation is resolved and a decision has been made with respect to the proxy solicitation for the Special Meeting, then the Trust will take appropriate action to timely inform the Trust’s shareholders in the interest of investor protection. Any such decision or action will be based on, and responsive to, the facts and circumstances at that time, and among other things, will address the determination of the record date.

*     *     *     *     *

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2019

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett